SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006.
The Toronto-Dominion Bank
(Translation of registrant’s name into English)
c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐
This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

FORM 6-K
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: November 22, 2006	By:	/s/ Rasha El Sissi
	Name:	Rasha El Sissi
	Title:	Associate Vice President, Legal

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of November 19, 2006, among The Toronto-Dominion Bank, Bonn Merger Co. and TD Banknorth Inc.

10.1
Voting Agreement, dated as of November 19, 2006, between The Toronto-Dominion Bank and Private Capital Management, L.P. (incorporated by reference to Exhibit 8 to the amendment to Schedule 13D filed by The Toronto-Dominion Bank on November 20, 2006)